UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Clever Leaves Holdings Inc.

(Name of Issuer)

Common shares without par value

(Title of Class of Securities)

186760104

(CUSIP Number)

George J. Schultze

c/o Schultze Special Purpose Acquisition Sponsor, LLC

800 Westchester Avenue, Suite S-632

Rye Brook, NY 10573

(914) 701-5260

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 2, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 186760104	SCHEDULE 13D	Page 1 of 5 Pages

1	NAME OF REPORTING PERSONS Schultze Special Purpose Acquisition Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,248,844
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,248,844
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,248,844
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 8.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 186760104	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS George J. Schultze
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,255,313
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,255,313
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,255,313
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 8.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 186760104	SCHEDULE 13D	Page 3 of 5 Pages

Amendment No. 1 to Schedule 13D

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on December 28, 2020 (the “Original Schedule 13D”, and as amended by this Amendment, the “Schedule 13D”) with the U.S. Securities and Exchange Commission (the “SEC”) on behalf of Schultze Special Purpose Acquisition Sponsor, LLC (the “Sponsor”) and George J. Schultze (collectively, the “Reporting Persons”), with respect to the common shares without par value (“Common Shares”) of Clever Leaves Holdings Inc., a corporation organized under the laws of British Columbia, Canada (the “Issuer”). Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

With the exception of the restricted share units (“RSUs”) granted to Mr. Schultze as described in Item 4, the securities reported in this Schedule 13D were received by the Sponsor in exchange for securities of SAMA in connection with the consummation of the Business Combination.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented and amended to add the following:

Waiver of Certain Rights

On February 2, 2022 (the “Waiver Date”), the Sponsor entered into a Waiver of Certain Rights (the “Waiver”) with the Issuer, pursuant to which the Sponsor (i) waived its right to exercise any of its 4,900,000 Warrants, which waiver shall terminate upon 61 days’ prior written notice to the Issuer; (ii) waived its right to nominate a director to the Issuer’s board of directors (the “Board”) pursuant to the Investors’ Rights Agreement, until the earlier of when Mr. Schultze (x) is no longer a member of the audit committee of the Board (the “Audit Committee”) or (y) ceases to be a eligible to be a member of the Audit Committee under the rules and regulations of Nasdaq (the period commencing on the Waiver Date and ending on such date, the “Restricted Period”); (iii) agreed not to acquire, directly or indirectly, by means of purchase or in any other manner, beneficial or economic ownership of any securities of the Issuer during the Restricted Period, provided that the Sponsor may acquire beneficial ownership of up to 9.99% of the issued and outstanding Common Shares; and (iv) agreed that it will not, without prior written consent of the Board, dispose of any Common Shares, Warrants or any securities convertible into, or exercisable or exchangeable for, Common Shares until the date that is twelve months after the date of the Waiver.

As the 4,900,000 Warrants held by the Sponsor are not exercisable within 60 days under the terms of the Waiver, as of the Waiver Date, the Common Shares underlying such Warrants are no longer beneficially owned by the Sponsor.

Restricted Share Units

Effective immediately upon entry into the Waiver by the Issuer and the Sponsor, Mr. Schultze was appointed to the Board and the Audit Committee and became eligible to participate in the Issuer’s standard compensation program for non-employee directors (the “Non-Employee Director Compensation Policy”) described in the Issuer’s proxy statement for its 2021 annual shareholder meeting filed with the SEC on April 30, 2021. In connection with his appointment to the Board and in accordance with the Non-Employee Director Compensation Policy, Mr. Schultze was granted an award of 6,469 RSUs under the Clever Leaves Holdings Inc. 2020 Incentive Award Plan (the “2020 Incentive Award Plan”) and subject to the terms and conditions of a restricted share unit award grant notice and restricted share unit agreement (collectively, the “Award Agreement”). Each RSU represents a contingent right to receive one Common Share and will vest in full on the earlier of (i) the day immediately preceding the date of the Issuer’s next annual meeting of shareholders and (ii) the first anniversary of the date of grant, subject to Mr. Schultze’s continuous service with the Issuer through the vesting date.

The foregoing summary of certain terms of the Waiver, the Non-Employee Director Compensation Policy, the 2020 Incentive Award Plan and the Award Agreement is not complete and is qualified in its entirety by reference to the full text or the form of such documents, as applicable, which are incorporated by reference as Exhibits 10-13 to this Schedule 13D.

CUSIP No. 186760104	SCHEDULE 13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	As described in Item 4, the Sponsor and Mr. Schultze may be deemed the beneficial owners of 2,248,844 and 2,255,313 Common Shares, respectively, representing in each case approximately 8.4% of the outstanding Common Shares. The aggregate percentage of Common Shares beneficially owned by each of the Reporting Persons is calculated based upon 26,843,047 Common Shares outstanding as of January 13, 2022, as reported in the Issuer’s Registration Statement on Form S-3 (File No. 333-262183) filed with the SEC on January 14, 2022.

(b)	By virtue of his control of SAM LP and Master Fund, the manager and majority owner of the Sponsor, respectively, Mr. Schultze has the sole power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 2,248,844 Common Shares beneficially owned by the Sponsor. Mr. Schultze also has the sole power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 6,469 Common Shares underlying the RSUs granted to Mr. Schultze, subject to vesting as described in Item 4.

(c)	Other than the transactions described in Items 3 and 4, the Reporting Persons have not effected any transactions in the Common Shares in the past 60 days.

(d)	Except as otherwise described in this Schedule 13D, no person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares covered by this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Other than the agreements described in Item 4 and relationships described in Item 2, as of the date of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby supplemented and amended to add the following exhibits:

10	Waiver of Certain Rights, dated February 2, 2022, between the Issuer and Schultze Special Purpose Acquisition Sponsor, LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K (File No. 001-39820) filed with the Securities and Exchange Commission on February 2, 2022).

11	Clever Leaves Holdings Inc. Non-Employee Director Compensation Policy, effective as of December 21, 2020 (incorporated by reference to Exhibit 10.44 of the Issuer’s Current Report on Form 8-K (File No. 001-39820) filed with the Securities and Exchange Commission on December 28, 2020).

12	2020 Incentive Award Plan of Clever Leaves Holdings Inc. (incorporated by reference to Exhibit 10.37 of the Issuer’s Registration Statement on Form S-1 (File No. 333-252241) filed with the Securities and Exchange Commission on January 20, 2021).

13	Form of Restricted Share Unit Award Grant Notice and Restricted Share Unit Agreement for Directors under the 2020 Incentive Award Plan of Clever Leaves Holdings Inc. (incorporated by reference to Exhibit 10.39 of the Issuer’s Current Report on Form 8-K (File No. 001-39820) filed with the Securities and Exchange Commission on December 28, 2020).

CUSIP No. 186760104	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 7, 2022

SCHULTZE SPECIAL PURPOSE ACQUISITION SPONSOR, LLC

By:	Schultze Asset Management, LP, its manager

By:	Schultze Asset Management GP, LLC, its
general partner

By:	/s/ George J. Schultze
	Name:	George J. Schultze
	Title:	Managing Member

/s/ George J. Schultze
George J. Schultze